As filed with the Securities and Exchange Commission on May 15, 2001
                              Registration No. 333-
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 ---------------
                         Shire Pharmaceuticals Group plc
             (Exact name of registrant as specified in its charter)

                        England and Wales                                                  Not Applicable
    (State or other jurisdiction of incorporation or organization)           (I.R.S. Employer Identification No.)

                      Hampshire International Business Park
                              Chineham, Basingstoke
                               Hampshire RG24 8EP
                                     England
                    (Address of Principal Executive Offices)
                                 ---------------
 BioChem Pharma Inc. Directors, Officers, Employees and Consultants Stock
                            Option Plan, as amended
         BioChem Pharma Inc. Deferred Share Unit Plan for Key Executives BioChem Pharma Inc. Deferred Share Unit Plan for Non-Employee Directors
                 (as assumed by Shire Pharmaceuticals Group plc)
                            (Full title of the plans)
                                 ---------------

                                William A. Nuerge
                                  Shire US Inc.
                             7900 Tanners Gate Drive
                            Florence, Kentucky 41042
                     (Name and address of agent for service)
                                 (589) 282-2100
          (Telephone number, including area code, of agent for service)
                                 ---------------

                                    Copy to:
                             John P. Mitchell, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                              Proposed maximum       Proposed maximum
                                            Amount to be       offering price       aggregate offering        Amount of
Title of securities to be registered       registered (1)       per share (2)            price (2)        registration fee
   Ordinary Shares, nominal value
       5p per Ordinary Share .........      14,822,713 (3)          $7.82              $115,913,616           $28,978
   Deferred Compensation
       Obligations (4) ...............      $2,644,873              N.A.                  $2,644,873             $661
Total                                                                                    118,558,489          29,639

--------------------------------------------------------------------------------
----------------------------

(1) Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Act"), there is also being registered an indeterminate number of Ordinary Shares which may become issuable as a result of the anti-dilution provisions of the Directors, Officers, Employees and Consultants Stock Option Plan, as amended, the Deferred Share Unit Plan for Key Executives and the Deferred Share Unit Plan for Non-Employee Directors of BioChem Pharma Inc.

(2) Calculated based on a weighted average exercise price of $7.82 per share pursuant to Rule 457(h) under the Act and an exchange rate of approximately(pound)1.00 = U.S. $1.42.

(3) Calculated based on an exchange ratio of 2.2757 Ordinary Shares per BioChem Pharma Inc. share.

(4) The deferred compensation obligations are unsecured general obligations of Shire Pharmaceuticals Group plc to pay deferred compensation in accordance with the terms of the Deferred Share Unit Plan for Key Executives and Deferred Share Unit Plan for Non-Employee Directors of BioChem Pharma Inc. Calculated using an exchange rate of approximately Cdn. $1.00 = U.S. $0.65.

                                EXPLANATORY NOTE


     This registration statement contains two parts. The first part contains a reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3 (pursuant to General Instruction C to Form S-8) which covers reoffers and resales by certain holders of ordinary shares, nominal value 5p per ordinary share (the "Ordinary Shares"), of Shire Pharmaceuticals Group plc (the "Company") that have been or may be issued under the Directors, Officers, Employees and Consultants Stock Option Plan (the "Stock Option Plan"), as amended, and the Deferred Share Unit Plan for Key Executives and the Deferred Share Unit Plan for Non-Employee Directors (together, the "Deferred Share Unit Plans"; the Stock Option Plan and the Deferred Share Unit Plans are collectively referred to as the "Plans") of BioChem Pharma Inc. ("BioChem"), as described in the next paragraph.

     Pursuant to an Amended and Restated Merger Agreement dated as of February 21, 2001 between the Company, BioChem and Shire Acquisition Inc. (the "Merger Agreement"), pursuant to a plan of arrangement, the Company, through Shire Acquisition Inc., acquired all the issued and outstanding shares of BioChem (the "Merger"), with BioChem becoming an indirect wholly owned subsidiary of the Company after the Merger. Outstanding options granted pursuant to the Stock Option Plan prior to the Merger became fully vested and were converted into fully vested options to purchase Ordinary Shares, subject to appropriate adjustments to the number of shares subject to the option and the exercise price thereof, and the Company assumed BioChem's obligations under the stock option agreements governing such options. Each outstanding option is otherwise exercisable upon generally the same terms and conditions as were applicable immediately prior to the Merger. Pursuant to the Merger Agreement, the Company also agreed to assume all of the obligations of BioChem under the Deferred Share Unit Plans.

     The second part contains "Information Required in the Registration Statement" pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the information relating to the Plans specified by Part I is not filed with the Securities and Exchange Commission (the "Commission"), but documents containing such information have been or will be sent or given to employees as specified by Rule 428(b)(1). Such document(s) are not being filed with the Commission but constitute (along with the documents incorporated by reference into the registration statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Act.


                                      (i)

                                                 [OBJECT OMITTED]
PROSPECTUS





                                 Ordinary Shares

                             ----------------------

     Certain of our shareholders are using this prospectus to offer Shire ordinary shares, nominal value 5p per ordinary share, they received or may receive from us upon the exercise of options we or our subsidiaries granted to them. The ordinary shares will be sold from time to time by these selling shareholders. These selling shareholders may be considered our "affiliates," as defined in Rule 405 under the Securities Act of 1933, as amended. We will not receive any proceeds from the sale of the ordinary shares.

     The selling shareholders will pay any expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the ordinary shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the ordinary shares covered by this prospectus, including, without limitation, all registration and filing fees, United Kingdom Listing Authority ("UKLA") and London Stock Exchange ("LSE") listing fees and expenses of our counsel and our accountants.

     Our ordinary shares are admitted to the official list of the UKLA and to trading on the LSE under the symbol "SHP.L." On May 10, 2001, the reported closing middle market quotation for our ordinary shares as derived from the LSE's Daily Official List was (pound)10.87, equivalent to a price of $46.40 per American Depositary Receipt translated at the exchange rate of (pound)1.00 = $1.42 as published on such date.

     Our principal executive offices are located at Hampshire International Business Park, Chineham, Basingstoke, Hampshire RG24 8EP, England. Our telephone number is (44) 1-256-894-000.

                             ----------------------

     See "Risk Factors" starting on page 2 for a discussion of the risks involved with investing in our ordinary shares.

                             ----------------------

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

                  The date of this prospectus is May 15, 2001.

                              ABOUT THIS PROSPECTUS

     You should read this prospectus together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

                                TABLE OF CONTENTS


                                                                    Page


THE COMPANY...........................................................1
RISK FACTORS..........................................................2
USE OF PROCEEDS.......................................................7
SELLING SHAREHOLDERS..................................................7
PLAN OF DISTRIBUTION..................................................7
TAX CONSIDERATIONS REGARDING ORDINARY SHARES..........................9
LEGAL MATTERS........................................................19
EXPERTS..............................................................19
WHERE YOU CAN FIND MORE INFORMATION..................................19
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS...........19
INDEMNIFICATION......................................................19
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE....................20


No person is authorized to give any information or to make any representations other than those contained in this reoffer prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This reoffer prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this reoffer prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of this reoffer prospectus.


                                      (ii)

                                   THE COMPANY

     Following the merger of Shire with BioChem Pharma Inc., the enlarged group has become one of the world's leading global specialty pharmaceutical companies with four areas of focus: central nervous system disorders, oncology, anti-virals and vaccines. The enlarged group refers to itself as "specialty" because its principal products tend to be prescribed by specialists as opposed to primary care physicians. A comparatively small sales force such as Shire's can promote specialty products effectively while it could not be expected to achieve the necessary coverage of primary care physicians.

     The enlarged group's principal products include:

     o in the U.S., Adderall for the treatment of Attention Deficit Hyperactivity Disorder, Epivir, Combivir and Trizivir for the treatment of HIV infection/ AIDS, Epivir-HBV for the treatment of hepatitis B, Agrylin for the treatment of elevated blood platelets, Pentasa for the treatment of ulcerative colitis, Carbatrol for the treatment of epilepsy, ProAmatine for the treatment of orthostatic hypotension and PACIS for the treatment of superficial bladder cancer;

     o in the U.K., the Calcichew range, used primarily as adjuncts in the treatment of osteoporosis, and Reminyl for the treatment of Alzheimer's disease, which was launched in September 2000; and

     o in Canada, Amatine, 3TC, Combivir and Heptovir, marketed in a partnership with GlaxoSmithKline, Second Look, a breast cancer diagnostics product recently launched in Europe and for which the Enlarged Group hopes to receive an FDA approval in 2001, and Fluviral S/F, a vaccine for the prevention of influenza.

     In addition, the enlarged group has a number of products in late stage development including Dirame and Frakefamide for the treatment of moderate to severe pain, Foznol for the treatment of high blood phosphate levels associated with kidney failure and Troxatyl for the treatment of leukemia and solid tumors. Shire submitted the first regulatory submission for Foznol under the European Union Mutual Recognition Procedure on March 13, 2001.

     The enlarged group's revenues are derived from three sources:

     o sales of products by sales and marketing operations principally in the U.S., the U.K. and Canada;

     o    royalties from sales of Reminyl, Zeffix and 3TC/Epivir; and

     o    licensing and development fees.

     For the year ended December 31, 2000 Shire had revenues of $517.6 million and net income (before an APB 25 stock option charge of $21.9 million) of $98.1 million and BioChem had revenues of $157.5 million (stated after consolidation of CliniChem) and net income from continuing operations of $58.4 million (before a gain on the sale of long term investments of $104.0 million and the write off of in-process research and development of $26.9 million).

                                  RISK FACTORS

     An investment in the ordinary shares offered hereby involves a high degree of risk. In addition to the other information contained in this prospectus by reference, prospective investors should carefully consider the following risk factors in evaluating Shire and its business before purchasing any of the ordinary shares offered hereby. In addition, see "Risk Factors" beginning on page 18 of our Form 10-K for the year ending December 31, 2000, which we incorporate in this prospectus by reference.

Risks Related to the Ordinary Shares

     The trading price of our ordinary shares is volatile. The trading price of our ordinary shares could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, developments or disputes concerning intellectual property rights, technological innovations or new products, government regulatory action, general conditions in the pharmaceutical industry, increased price competition, changes in earnings estimates by analysts or other events or factors, many of which are beyond our control. In addition, the stock market has experienced extreme price and volume fluctuations.

     We have never paid cash dividends on our ordinary shares. We do not intend to pay cash dividends in the foreseeable future. Our credit facility contains various financial covenants which restrict, among other things, our ability to pay cash dividends.

Risks Relating to BioChem

         BioChem relies on collaborative relationships with third parties whose interests may not be the same as BioChem's.

     BioChem relies on collaborative relationships with third parties whose interests may differ. BioChem can make no assurances regarding the future results or performance of its existing or future agreements and collaborations. Additionally, there can be no assurance that BioChem will be able to negotiate other acceptable arrangements in the future or that any existing or future collaborations will be successful.

     There can be no assurance that the collaborators' interests are or will remain consistent with those of BioChem or that they will succeed in developing any new marketable products or obtaining requisite government approvals. Should BioChem and its collaborators fail to develop any new marketable products, obtain the requisite regulatory approvals or market any of such products successfully, BioChem's business, financial condition and results of operations may be materially and adversely affected. In addition, BioChem cannot control the amount and timing of resources which its collaborators devote to BioChem's programs. Certain of these agreements do not prevent the collaborators from pursuing alternative technologies that could result in their developing products competitive with those products developed under BioChem's collaborative agreements. The agreements may be terminated by the collaborators in certain circumstances with limited notice, and the collaborators may thereupon acquire certain rights to the products under development. BioChem may have problems manufacturing its products.

         BioChem must continue to develop its ability to manufacture vaccine products in commercial quantities.

     Except for the BCG therapeutic product, marketed under the trade name PACIS, and the influenza vaccine Fluviral, BioChem currently has no manufacturing facilities for commercial production of any of its therapeutic or vaccine products approved or under development. BioChem is relying on GlaxoSmithKline's manufacturing capabilities and resources for the manufacture of 3TC and Zeffix pursuant to the terms of the agreements entered into with GlaxoSmithKline. BioChem believes that GlaxoSmithKline presently has the facilities available to manufacture an amount of 3TC and Zeffix to supply sufficient commercial quantities of the compound.

     In the vaccine area, BioChem must continue to develop, adapt or acquire the facilities, production technology and technical and managerial personnel to manufacture products in commercial quantities and in compliance with applicable quality assurance and environmental and local government regulations. In the therapeutics and CADx areas, BioChem will have to develop or acquire the facilities, production technology and technical and managerial personnel to manufacture products unless it decides to rely exclusively on third parties for the manufacture of its products. Certain products that BioChem is attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured by BioChem or any other party at a cost or in a quantity to render such products commercially viable. Production of such products may require the development of new manufacturing technologies and expertise.

         BioChem's ongoing success is dependent on maintaining patent protection and obtaining third party technology and patents.

     No assurance can be given that patents will issue from any pending applications or that claims allowed, now or in the future, under issued patents will be sufficiently broad to protect BioChem's technology. In addition, no assurance can be given that any patents issued to, or licensed by, BioChem will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to BioChem. The commercial success of BioChem will also depend in part on BioChem not infringing on patents or proprietary rights of others and not breaching the licenses granted to BioChem. The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain. A number of products important to BioChem are subject to this uncertainty. BioChem is aware of certain issued patents and patent applications of others, and there may be other patents and patent applications, containing subject matter which BioChem or its licensees or collaborators may require in order to research, develop or commercialize certain of BioChem's products. There can be no assurance that BioChem will be able to obtain a license to any third-party technology or patents that it may require to conduct its business or that such technology or patents can be licensed at a reasonable cost. Failure by BioChem or its collaborators to obtain a license to any technology or patents that it may need to commercialize its technologies or products may result in delays in marketing BioChem's proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on BioChem.

     Some of BioChem's patent applications have been contested by third parties.

     Emory University filed oppositions to two of BioChem's granted patent applications in Europe which cover oxathiolane nucleosides including lamivudine and dioxolane nucleosides, including troxacitabine, related nucleoside analogs and use of these analogs for treating viral infections. In oral hearings held in 1999, both of these oppositions were dismissed by the Opposition Division of the European Patent Office. Emory University has filed an appeal against the dioxolane related decision of the Opposition Division. Emory University is not pursuing its appeal of the decision relating to oxathiolanes. However, there can be no assurance that Emory University will not file revocation actions with respect to any BioChem patents that issue in individual European countries. There can also be no assurance that BioChem will be successful in defeating Emory's appeal against the decision of the Opposition Board dismissing Emory's opposition against BioChem's granted patent application covering dioxolane nucleosides, including troxacitabine.

     In Japan, Emory University filed an opposition to BioChem's granted patent which covers lamivudine, related analogs and use of the analogs for treating viral infections. The Trial Board of the Japa-nese Patent Office dismissed Emory University's opposition to BioChem's patent covering lamivudine. It is always possible that Emory University could file a revocation action against this patent.

     Emory University has filed revocation actions in Australia and South Korea against BioChem's granted patents covering lamivudine. Although BioChem is aggressively defending its patents, there can be no assurance that BioChem will be successful in maintaining these patents.

     On July 23, 1996, Emory University filed a complaint in the U.S. alleging infringement from the commercialization of Epivir by BioChem and GlaxoSmithKline, BioChem's exclusive licensee in the U.S., of an Emory University U.S. patent granted that same day. BioChem considers this patent infringement suit to be without merit and has successfully challenged the validity of Emory University's patent as detailed below.

     On May 19, 1998, the United States Patent and Trademark Office (the "USPTO") declared an interference between the Emory University patent that is the subject of the lawsuit and a pending patent application of BioChem. The USPTO accorded BioChem the earlier priority date and then accorded BioChem senior party status in the interference. BioChem has vigorously challenged the Emory University patent in the interference, through to a final hearing on November 10, 1999. The Board of Patent Appeals and Interferences issued a decision on December 21, 2000 invalidating Emory's patent. Emory University has filed an appeal against this decision and there can be no assurance Emory's patent will not be reinstated.

         BioChem may not be successful in opposing patent applications of third parties in areas that are useful or necessary to BioChem's business.

     Emory University has obtained a granted patent application in Europe relating to oxathiolane nucleosides, including lamivudine. BioChem and GlaxoSmithKline filed an opposition to this grant and are vigorously opposing the grant. However, there can be no assurance that BioChem and GlaxoSmithKline will be successful in opposing Emory's claim relating to lamivudine.

     An examined patent application, filed by Emory University claiming lamivudine, was successfully opposed by BioChem in Australia. Emory University has filed an appeal from that decision in the Federal Court of Australia. BioChem also filed an appeal from certain portions of the decision. There can be no assurance that BioChem will be successful in the appeal. An examined patent application filed by Emory University claiming lamivudine was also opposed by BioChem in Japan. The opposition was dismissed in April 1999 because it was improperly filed by a representative who had previously represented Emory. Notwithstanding the dismissal, the Japanese Patent Office issued an ex-officio action rejecting all of Emory University's claims. An examined patent application filed by Emory claiming lamivudine has been opposed by BioChem and GlaxoSmithKline in South Korea. However, there can be no assurance that this opposition will be successful in invalidating Emory's claims relating to lamivudine. BioChem is also aware that Emory University has filed patent applications in other countries, which claims BioChem believes may claim similar subject matter. BioChem intends to challenge such patent applications; however, there can be no assurance that BioChem will be successful in challenging such patent applications in all countries where Emory University has sought patent rights. In the event that BioChem were to be unsuccessful in opposing such patent applications or any patents which may be issued, BioChem's business, financial condition and results of operations could be materially adversely affected.

     On November 23, 1999, the USPTO declared an interference between BioChem's hepatitis B patent for lamivudine and a patent application filed by Yale University ("Yale") claiming methods of treating hepatitis B using lamivudine. BioChem believes that this application is licensed to Vion Pharmaceuticals, Inc. ("Vion"), formerly know as OncoRx, Inc., a New Haven, Connecticut-based company. BioChem believes that its patent is valid and intends to vigorously defend the patent. However, there is no guarantee that Bio-

Chem will be successful in defending its patent. It is always possible that Yale will obtain a patent in the U.S. covering methods of treating hepatitis B using lamivudine. There can be no assurance that BioChem would be able to obtain a license at a reasonable cost from Yale or Vion.

     On April 14, 2000, the USPTO declared a further interference between BioChem's hepatitis B patent for lamivudine and a patent application by GlaxoSmithKline claiming methods of treating hepatitis B using lamivudine.

     BioChem is not aware of corresponding patent applications by Yale University or Vion in countries other than the United States.

     BioChem is aware that others, including various universities and biotechnology companies, have also filed patent applications or have obtained granted patents in the United States and other countries claiming subject matter potentially useful or necessary to BioChem's business. Some of these patents and applications claim specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the pharmaceutical and biotechnology industries. With respect to the patents directed to general processes or techniques, BioChem believes that non-exclusive licenses have been made available under several of these patents to the industry for many, but not all, fields of use. The ultimate scope and validity of these patents and other existing patents or patent applications which may be granted to third parties in the future, the extent to which BioChem may desire or be required to acquire rights under such patents, and the availability and costs of acquiring such rights presently cannot be determined by BioChem. In the event it is necessary for BioChem to obtain such rights or, if such rights are not available on reasonable terms, BioChem's business, financial condition and results of operations may be adversely affected. There can be no assurance that others have not obtained or will not obtain patent protection that will preclude BioChem from commercializing its products.

     BioChem may have to resort to legal proceedings in order to defend its patents.

     Litigation, which could result in substantial cost to BioChem, may also be necessary to enforce or defend any patents issued to BioChem or to determine the scope and validity of other parties' proprietary rights, which may affect BioChem's products and technology. If the outcome of any such litigation is adverse to BioChem, BioChem's business could be materially adversely affected. To determine the priority of invention, BioChem may also have to participate in interference proceedings declared by the USPTO, which could result in substantial cost to BioChem.

     Under United States patent law, a patent is issued to the person who made the invention first, rather than to the first person to file an application therefor, as is common in other countries. Until recently, in determining who is entitled to a United States patent on a particular technology, only acts in the United States (not other countries) were relevant. After December 8, 1993 inventors could rely on inventive activities in Canada or Mexico and after January 1, 1996 on activities in any other country. As a result, since BioChem conducted a substantial amount of its research activities in Canada before December 8, 1993, it is at a disadvantage as to inventions made prior to December 8, 1993 with respect to obtaining United States patents, as compared to companies that maintained research facilities in the United States.

     There has been, and BioChem believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if BioChem becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in Canada, the United States and other countries, and the scope of any such protection has not yet been broadly tested. BioChem, therefore, also relies upon trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of BioChem's know-how is generally controlled in part under confidenti-ality agreements with the parties involved. In addition, BioChem has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property or that disclosure of BioChem's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude BioChem from using its trade secrets and confidential information. BioChem supports and collaborates in research conducted in universities and in government research organizations. There can be no assurance that BioChem will have or be able to acquire exclusive rights to inventions or technical information derived from such collaboration or that disputes would not arise as to rights in derivative or related research programs conducted by BioChem. In addition, in the event of BioChem's contractual breach or bankruptcy, certain of BioChem's collaborative research contracts provide for transfer of technology (including any patents or patent applications) to the collaborators. To the extent that consultants or research collaborators use intellectual property owned by others in their work with BioChem, disputes may also arise as to the rights to related or resulting know-how or inventions.

     Many companies have products that may or will soon be competing with BioChem's products.

     For certain of BioChem's potential products, an important factor in competition may be the timing of market introduction of BioChem's or competitors' products. Accordingly, the relative speed with which BioChem or BioChem's present and future collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are key factors for competitiveness. BioChem's competition will be determined in part by the potential indications for which BioChem's products are developed and ultimately approved by regulatory authorities. The development by competitors of new prophylactic, treatment or detection methods for those indications for which BioChem is developing products could render BioChem's products non-competitive or obsolete. BioChem expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.

     BioChem's competitive position also depends upon its ability to secure additional market acceptance and reimbursement of Zeffix. There can be no assurance that Zeffix will secure additional market acceptance or that any of BioChem's products in development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of BioChem's product candidates and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by BioChem. Additionally, BioChem's competitive position depends on its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes, establish collaborative relationships and secure manufacturing.

     In the medical software market, BioChem faces numerous large competitors who have substantial resources and innovative technologies. With regards to Second Look, competition within the market for computer-assisted detection systems for mammography will primarily be with two privately held technology companies, R2 Technologies ("R2"), in Los Altos, California, and Scanis Inc., in Foster City, California. R2 is presently commercializing a product known as ImageChecker. R2 also signed an agreement with G.E. Medical Systems ("G.E.") to distribute a digital version of R2's Computer Aided Detection (CAD) System, for use with G.E.'s full-field digital mammography system. Other high technology companies with advanced artificial intelligence capabilities are possible entrants.

                                 USE OF PROCEEDS

     The selling shareholders who offer and sell their ordinary shares will receive all net proceeds from the sale of the ordinary shares. We will not receive any proceeds from the sale of the ordinary shares.

                              SELLING SHAREHOLDERS

     The ordinary shares offered in this prospectus are being registered for reoffers and resales by selling shareholders of ours who have acquired or may acquire such shares pursuant to the exercise of options granted under the Directors, Officers, Employees and Consultants Stock Option Plan, as amended, of BioChem, which will become an indirect wholly owned subsidiary of ours after our merger with BioChem. The selling shareholders may include our directors. We do not know whether any of the selling shareholders will use this prospectus in connection with the offer or sale of any ordinary shares or, if this prospectus is so used, how many ordinary shares will be offered or sold. Pursuant to Rule 424(b) under the Securities Act, we will supplement this prospectus with the number of ordinary shares, if any, to be offered or sold by the selling shareholders, including directors, as that information becomes known.

                              PLAN OF DISTRIBUTION

     We are registering the ordinary shares on behalf of the selling shareholders. As used in this prospectus, the term "selling shareholders" includes donees, pledgees, transfers or other successors-in-interest selling shares received from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees in connection with the registration of the ordinary shares offered under this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares will be borne by selling shareholders. Sales of ordinary shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the LSE, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the ordinary shares, through short sales of ordinary shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of ordinary shares by the selling shareholders.

     The selling shareholders may effect such transactions by selling ordinary shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholder and/or the purchasers of ordinary shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of ordinary shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act.

     The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ordinary shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

                  TAX CONSIDERATIONS REGARDING ORDINARY SHARES

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Shire ordinary shares who, for purposes of the Income Tax Act (Canada) (the "Act") and at all relevant times, is or is deemed to be a resident of Canada, holds such Shire ordinary shares as capital property and deals at arm's length with, and is not and will not be affiliated with, Shire. Shire ordinary shares will generally constitute capital property to a holder thereof unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.

     This summary does not apply to a holder of ordinary shares in respect of whom Shire is or will be a foreign affiliate within the meaning of the Act.

     This summary is based upon the current provisions of the Act, the regulations thereunder and the current published administrative practices and policies of the Canada Customs and Revenue Agency ("CCRA"), all in effect as of the date hereof. This summary also takes into account all specific proposals to amend the Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Tax Proposals") and assumes all Tax Proposals will be enacted substantially as proposed. However, no assurance can be given that the Tax Proposals will be enacted as proposed, or at all.

     The Act contains provisions relating to securities held by certain financial institutions (the "Mark-to-Market rules"). This summary does not take into account the Mark-to-Market rules. Holders of Shire ordinary shares that are "financial institutions" for purposes of the Mark-to-Market rules should consult their own tax advisors.

     This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CCRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Shire ordinary shares. Accordingly, holders should consult their own tax advisors for advice with respect to the income tax consequences to them of acquiring, holding and disposing of Shire ordinary shares having regard to their particular circumstances.

     For purposes of the Act, all amounts relating to the acquisition, holding or disposition of Shire ordinary shares must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in pounds sterling or United States dollars must be converted into Canadian dollars based on the prevailing pounds sterling or United States dollar exchange rate, whichever the case may be, at the time such amounts arise.

Dividends on Shire Ordinary Shares

     Dividends on Shire ordinary shares will be required to be included in the recipient's income for purposes of the Act. Such dividends received by a holder of Shire ordinary shares who is an individual will not be subject to the gross up and dividend tax credit rules under the Act. A holder of Shire ordinary shares that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A holder of Shire ordinary shares that is a Canadian controlled private corporation may be liable to pay an addition refundable tax of 6 2/3% on such dividends.

Disposition of Shire Ordinary Shares

     A disposition or deemed disposition of Shire ordinary shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable cost of disposition, exceed (or are less than) the adjusted cost base to the holder of those Shire ordinary shares, immediately before the disposition (see "Proposed Amendments Relating to Foreign Investment Entities" below).

     Pursuant to the Act and Tax Proposals, a holder of Shire ordinary shares will be required to include in income for the year of disposition one half (1/2) of any capital gain (a "taxable capital gain") and will generally be entitled to deduct one half (1/2) of any capital loss (an "allowable capital loss") from taxable capital gains realized in the year by such holder or in any subsequent year to the extent and in the circumstances described in the Act and the Tax Proposals. In addition, the portion of such allowable capital loss, computed in accordance with the rules provided for in the Act and Tax Proposals, which is not otherwise deducted from taxable capital gains realized in the year, may be deducted from the taxable capital gains realized in any of the three preceding years, to the extent and in the circumstances described in the Act and the Tax Proposals. Any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received by a holder of Shire ordinary shares on such shares to the extent and in the manner provided for in the Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or a partnership of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns such shares.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Act. A holder of Shire ordinary shares that is a Canadian controlled private corporation (as defined in the Act) may be liable to pay an additional refundable tax of 6 2/3% on taxable gains.

Foreign Property Information Reporting

     In general, a "specified Canadian entity," as defined in the Act, for a taxation year or a fiscal period who's total cost amount of "specified foreign property," as defined in the Act, at any time in the year or fiscal period exceeds $100,000 is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividend received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Shire ordinary shares will constitute specified foreign property to a holder. Accordingly, holders of Shire ordinary shares should consult their own advisors regarding compliance with these rules.

Proposed Amendments Relating to Foreign Investment Entities

     On June 22, 2000, the Minister of Finance released draft income tax legislation relating to the taxation of certain interest held by Canadian residents in certain non-resident entities. On September 7, 2000, the Department of Finance issued a press release advising of amendments to the proposals. In light of extensive consultation periods, the implementation of the proposed rules is delayed to taxation years commencing after December 31, 2001. It is expected that additional amendments to the proposed rules will be made before they are enacted. The discussion that follows is based upon the draft legislation in its current form as modified by the September 7, 2000 release and discussions with officials from the Department of Finance, relating to the proposed changes to the draft legislation.

     In general, the proposed rules would apply to persons owning shares, or rights to acquire shares, of a "foreign investment entity," subject to certain exemptions (including an exempt interest, i.e., shares, or rights to acquire shares, of widely held public companies if specific conditions are satisfied). If Shire is treated as a foreign investment entity, the Shire ordinary shares would potentially be subject to the proposed rules. It is proposed that the proposed rules will initially take effect for a holder's 2002 taxation year.

     The proposed rules would require an annual determination of whether Shire is foreign investment entity and, if it is such an entity, whether Shire satisfies the conditions for the public company exemption referred to above. Each of these determinations would be based primarily on the nature of Shire assets and activities. Holders of Shire ordinary shares are advised that the proposed rules (if enacted in their current form and depending on future factual circumstances) could apply to the Shire ordinary shares at the time the proposed rules would first be effective. However, a definitive conclusion cannot be made until the legislation is enacted in its final form and the relevant time for determining Shire's status as a foreign investment entity (the end of its fiscal period) occurs. Moreover, as the proposed rules require an annual determination of whether Shire is a foreign investment entity and, if so, whether Shire satisfies the conditions of the public company exemption, no assurance can be given with respect to the application of the proposed rules in any particular year. If the proposed rules are applicable to the Shire ordinary shares, the tax consequences of holding Shire ordinary shares as described above would generally be modified in certain respects as described below. For taxpayers with taxation years that do not end on December 31, references to December 31, 2001 should be read as a reference to the last day of the taxation year that includes December 31, 2001 and references to January 1, 2002 should be read as a reference to the first day of the next taxation year.

     For the 2002 taxation year and subsequent taxation years, holders of Shire ordinary shares would be required to include in (or deduct from) income, on an annual basis, any increase (or decrease) in the value of the Shire ordinary shares during the year and any amount received from Shire in respect of the Shire ordinary shares (including dividends). On a disposition of a Shire ordinary share, the holder would be required to include in (or deduct from) income, the amount by which the proceeds of disposition exceed (or are exceeded by) the fair market value of the Shire ordinary share, at the commencement of the taxation year in which the disposition occurs, plus a "deferral amount" in respect of the Shire ordinary share. Based on the discussions with the Department of Finance, the deferral amount should be equal to one half (1/2) of the amount by which the fair market value of such Shire ordinary share on January 1, 2002 exceeds the adjusted cost base of such Shire ordinary share to the holder on December 31, 2001. The holder would not realize a capital gain or capital loss in respect of the disposition.

     Alternatively, if the holder of Shire ordinary shares so elects and the requisite information is available to the holder, the holder would be required to include in (or, to the extent of the cumulative net inclusion for prior years, deduct from) income his or her share of Shire's income (or loss) for the year (calculated in accordance with Canadian tax principles) other than the portion of such income, that, in effect, has been subject to tax at Canadian tax rates. Any amount so included (or deducted) in computing a holder's income would be added (or deducted) in computing the adjusted cost base of the holder's Shire ordinary shares. If this election is made, the tax consequences of a disposition of the Shire ordinary shares would be as described above under the heading "Disposition of Shire ordinary shares." Shire is under no obligation to provide a holder with the information that would be required to permit the holder to make this election.

     Dividends received on Shire ordinary shares would continue to be taxed in the manner described above under the heading "Dividends on Shire ordinary shares." However, in any taxation year in which a dividend is received from Shire in respect of a Shire ordinary share, the holder of the share would be entitled to deduct, in computing his or her income for that taxation year, the lesser of the amount included in income in respect of the dividend in the taxation (other than in accordance with the new rules) and the net amount included in the holder's income in respect of the Shire ordinary share pursuant to the new rules in the taxation year or any preceding taxation year less any such deductions previously claimed. Any amounts so deducted would reduce the adjusted cost base of the Shire ordinary share to the holder.

     Tax exempt holders. The proposed rules will not apply to most taxpayers exempt from tax under Part I of the Act (including registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs") and deferred profit sharing plans ("DPSPs")) and, as a result, the "cost amount" of Shire ordinary shares for the purposes of Part XI of the Act, which imposes a penalty tax on excess holdings of "foreign property," will not be affected.

Eligibility for Investment in Canada

     Shire ordinary shares will be qualified investments under the Act for trusts governed by RRSPs, RRIFs, DPSPs and registered education savings plans provided such shares remain listed on the LSE and NASDAQ, respectively (or are listed on another prescribed stock exchange).

     Shire ordinary shares will be foreign property under the Act for trusts governed by registered pension plans, RRSPs, RRIFs and DPSPs or for certain other persons to whom Part XI of the Act is applicable.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of ordinary shares.

     This summary deals only with holders that hold ordinary shares as capital assets, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

     o    dealers or traders in securities or currencies;

     o financial institutions or other holders that treat income in respect of ordinary shares as financial services income;

     o    insurance companies;

     o    tax-exempt entities;

     o holders that will hold ordinary shares as a part of a straddle or conversion transaction or other arrangement involving more than one position; or

     o holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of the voting stock of Shire.

     The discussion below is based upon the provisions of the Internal Revenue Code and regulations, rulings and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This summary is also based in part on the provisions of the current income tax convention between the United Kingdom and the United States (the "US/United Kingdom Treaty"). United Kingdom and

United States tax authorities have announced the commencement of discussions to update the US/United Kingdom Treaty. However, there can be no assurance as to whether these discussions will come to fruition or, if so, as to the impact of any resulting changes in the US/United Kingdom Treaty on the summary of tax consequences set forth below. This summary has no binding effect or official status of any kind; we cannot assure you that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service. We will not seek a ruling from the Internal Revenue Service with respect to any aspect of the tax considerations described below.

     Because United States tax consequences may differ from one holder to the next, this summary does not purport to deal with all of the federal income tax considerations that might be relevant to every holder in light of its personal investment circumstances or status. In addition, this summary does not address the application of other United States taxes, such as the federal estate and alternative minimum tax, or state or local tax laws. Accordingly, United States holders are advised to consult their own tax advisor in determining the specific tax consequences to them of the acquisition, ownership and disposition of ordinary shares, including the application to their particular situation of the tax considerations discussed below, as well as the application of state, local or other, including foreign, tax laws. The statements of U.S. tax law set out below are based on the laws and interpretations in force as of the date of this prospectus, and are subject to any changes occurring after that date.

     For purposes of this discussion, the term "United States holder" means a beneficial owner of ordinary shares that is:

     o    an individual citizen or resident of the United States;

     o a corporation, including an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

     o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Ownership and Disposition of Ordinary Shares

Distributions

     Under the US/United Kingdom Treaty, subject to certain exceptions, a United States holder that is a resident of the United States (and is not a resident of the United Kingdom) for purposes of the US/United Kingdom Treaty is entitled to receive, in addition to any dividend paid on the ordinary shares, a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a United Kingdom withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the United Kingdom tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment, but no United Kingdom withholding tax in excess of the tax credit payment is imposed upon the United States holder. Accordingly, for example, a United States holder that is entitled to receive a $100 dividend on the ordinary shares also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by United Kingdom withholding tax, resulting in a net $100 distribution to the United States holder.

     For United States federal income tax purposes, distributions with respect to the ordinary shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to the United States holder as ordinary dividend income, to the extent that the distributions do not exceed Shire's current and accumulated earnings and profits. The amount of any distribution will equal the sum of the cash distribution and the associated United Kingdom tax credit payment; thus, as described above, if a United States holder is entitled to receive a $100 cash distribution, then he will be deemed to have received a total distribution of $111.11. Distributions, if any, in excess of Shire's current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the tax basis in the United States holder's hands of the ordinary shares. To the extent that these distributions exceed the United States holder's tax basis in the ordinary shares, the excess generally will be treated as a capital gain.

     Dividend income derived with respect to the ordinary shares will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation under Section 243 of the Internal Revenue Code.

     In computing his United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a United States foreign tax credit for foreign income taxes withheld from any distributions paid on the ordinary shares. The Internal Revenue Service has confirmed in a recent revenue procedure that, in the case of United States holders and subject to certain limitations, a foreign tax credit may be claimed for the amount of United Kingdom withholding tax deemed to be imposed under the US/United Kingdom Treaty. As discussed above, the amount of United Kingdom withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution. To qualify for this credit, a United States holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with its tax return for the relevant taxable year, in addition to any other filings that may be required. For United States foreign tax credit purposes, dividends paid on the ordinary shares generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation for passive income. The availability of foreign tax credits depends on a United States holder's particular circumstances. United States holders are advised to consult their own tax advisors.

     In the case of distributions in sterling, the amount of the distributions generally will equal the United States dollar value of the sterling distributed, determined by reference to the spot currency exchange rate on the date of receipt, regardless of whether a United States holder reports income on a cash basis or on an accrual basis. A United States holder will realize separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of sterling received. For United States holders claiming foreign tax credits on a cash basis, taxes withheld from the distribution are translated into United States dollars at the spot rate on the date of the distribution; for United States holders claiming foreign tax credits on an accrual basis, taxes withheld from the distribution are translated into United States dollars at the average rate for the taxable year.

Sale or Exchange

     Upon a sale or exchange of ordinary shares to a person other than Shire, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis in his hands of the ordinary shares. Subject to the passive foreign investment company ("PFIC") discussion below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the ordinary shares for more than one year.

     Gain or loss recognized by a United States holder on the sale or exchange of ordinary shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company Considerations

     In General. A special and adverse set of United States tax rules applies to a United States holder that holds an interest in a PFIC. In general, a PFIC is any non-United States corporation, if (1) 75% or more of the gross income of the corporation for the taxable year is passive income (the PFIC income test) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50% (the PFIC asset test). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation's income and assets. If a corporation is classified as a PFIC for any year during which a United States holder is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

     While the matter is not free from doubt, Shire does not believe that Shire will be treated as a PFIC for its current taxable year or has been treated as a PFIC for any of its previous taxable years. However, this conclusion is based in part upon interpretations of existing law that Shire believes are reasonable, but that have not been approved by any taxing authority. Accordingly, Shire can provide no assurance that Shire has not been treated as a PFIC in past taxable years, or that Shire will not be treated as a PFIC in the current taxable year.

Consequences of PFIC Status

     If Shire is treated as a PFIC for any taxable year during which a United States holder holds or has held stock therein, then, in general, such United States holder will be subject to a special and adverse tax and interest-charge regime with respect to any gain that he realizes on the transfer of such stock, even if that gain otherwise would not be recognized. In particular, (1) the United States holder will be required to allocate that gain ratably to each day during his holding period for such stock, (2) the United States holder will be required to include in income as ordinary income the portion of the gain that is allocated to his current taxable year and to certain pre-PFIC years and (3) the United States holder will be taxable at the highest rate of taxation applicable to ordinary income on the portion of the gain that is allocated to prior taxable years other than the pre-PFIC years, without regard to his other items of income and loss for the prior taxable years (deferred tax). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the current taxable year (without regard to extensions), computed at the rates that apply to underpayments of tax; the interest charge generally will not be deductible by an individual taxpayer.

     United States holders are advised to consult their own tax advisor as to the application and effect of the PFIC provisions.

UNITED KINGDOM TAXATION

     The comments set out below are intended as a general guide to the position under current U.K. law and Inland Revenue practice as at the date of this document, as well as on the Canada/United Kingdom Income Tax Treaty (the "Canada/United Kingdom Treaty") and the US/United Kingdom Treaty, all of which are subject to changes therein. The United Kingdom and United States tax authorities have announced the commencement of discussions to update the US/United Kingdom Treaty. However, there can be no assur-ance as to whether these discussions will come to fruition or, if so, as to the impact of any resulting changes in the US/United Kingdom Treaty on the summary of tax consequences set forth below. The comments only relate to certain limited aspects of the U.K. taxation treatment of holders of ordinary shares and (except so far as express reference is made to the treatment of non-U.K. resident holders) to the position of persons who are resident or ordinarily resident in the U.K. for tax purposes and who hold their ordinary shares beneficially as an investment.

     Any person who is in any doubt about his own tax position or is subject to taxation in a jurisdiction other than the U.K., Canada or the U.S. should consult an appropriate independent tax adviser.

Dividends--United Kingdom Resident Shareholders

     Shire is not required to withhold any amounts in respect of taxation from its dividend payments.

     A Shareholder who is an individual resident for tax purposes in the U.K. and who receives a dividend from Shire will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend, less the related tax credit. So, for example, a dividend of (pound)80 will carry a tax credit of (pound)8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of (pound)88.89, namely (pound)28.89, which after deducting the tax credit of (pound)8.89, leaves a higher rate income tax charge of (pound)20.

     With the exception of investors holding ordinary shares through personal equity plans or individual savings accounts, shareholders which are not liable to income tax or corporation tax on dividends received by them will not be entitled to claim payment of the tax credit in respect of those dividends. Investors holding ordinary shares through personal equity plans or individual savings accounts will only be entitled to claim payment of the tax credit for dividends paid on or before 5th April, 2004. Charities will receive some compensation for the loss of their entitlement to claim payment of tax credits under a transitional relief expiring on 5 April 2004.

     A shareholder that is a company resident for tax purposes in the U.K. will not generally be taxable on any dividend it receives from Shire.

Dividends--Canadian Resident Shareholders

     For the purposes of the following portion of this summary, a holder of ordinary shares is a Relevant Canadian Shareholder if that shareholder is the beneficial owner of a cash dividend and:

     o is an individual or corporation resident in Canada for the purposes of the Canada/United Kingdom Treaty,

     o does not, alone or together with one or more associated corporations, control, directly or indirectly, 10% or more of the voting power of Shire,

     o does not hold any ordinary shares in a manner which is effectively connected either with a permanent establishment in the United Kingdom through which that Relevant Canadian

          Shareholder carries on business or with a fixed base in the United Kingdom from which that Relevant Canadian Shareholder performs professional services, and

     o is not otherwise ineligible for benefits under the Canada/United Kingdom Treaty in connection with dividends on the ordinary shares.

     Under current United Kingdom taxation legislation, Shire is not required to withhold any amounts in respect of taxation from its dividend payments.

     Although a Relevant Canadian Shareholder who receives a dividend from Shire is entitled under the Canada/United Kingdom Treaty, in principle, to a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom would have been entitled, the payment is subject to a deduction withheld therefrom. The amount of such deduction withheld in respect of a dividend paid by Shire to a Relevant Canadian Shareholder is the same as the amount of the tax credit. Therefore, the Relevant Canadian Shareholder will not be able to claim any payment in respect of a tax credit from the United Kingdom Inland Revenue, nor will the Relevant Canadian Shareholder have any further United Kingdom tax to pay.

Dividends--U.S. Resident Shareholders

     For the purposes of the following portion of this summary, a holder of ordinary shares is a Relevant U.S. Shareholder if that shareholder is the beneficial owner of a cash dividend and:

     o is an individual or corporation resident in the United States for the purposes of the US/United Kingdom Treaty and, in the case of a corporation, is not also resident in the United Kingdom for tax purposes,

     o does not, alone or together with one or more associated corporations, control, directly or indirectly, 10% or more of the voting power of Shire,

     o does not hold any ordinary shares in a manner which is effectively connected either with a permanent establishment in the United Kingdom through which that Relevant U.S. Shareholder carries on business or with a fixed base in the United Kingdom from which that Relevant U.S. Shareholder performs independent personal services, and

     o is not otherwise ineligible for benefits under the US/United Kingdom Treaty in connection with dividends on the ordinary shares.

     Under current United Kingdom taxation legislation, Shire is not required to withhold any amounts in respect of taxation from its dividend payments.

     Although a Relevant U.S. Shareholder who receives a dividend from Shire is entitled under the US/United Kingdom Treaty, in principle, to a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom would have been entitled, the payment is subject to a deduction withheld therefrom. The amount of such deduction withheld in respect of a dividend paid by Shire to a Relevant U.S. Shareholder is the same as the amount of the tax credit. Therefore, the Relevant U.S. Shareholder will not be able to claim any payment in respect of a tax credit from the United Kingdom Inland Revenue, nor will the Relevant U.S. Shareholder have any further United Kingdom tax to pay.

Taxation on Chargeable Gains -- U.K. Resident Shareholders

     A disposal of ordinary shares by a shareholder who is either resident or, in the case of an individual, ordinarily resident, for tax purposes in the U.K., or who is not resident in the U.K., but carries on a trade, profession or vocation in the U.K. through a branch or agency to which the ordinary shares are attributable, may give rise to a chargeable gain or allowable loss for the purposes of U.K. tax on chargeable gains.

Taxation on Chargeable Gains -- Non-U.K. Residents

     Subject to the provisions set out below in relation to temporary non-residents of the United Kingdom, a holder of ordinary shares who is neither resident nor ordinarily resident for United Kingdom tax purposes in the United Kingdom will not be liable to United Kingdom tax on chargeable gains realized on the disposal of its ordinary shares unless such holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the same for the purposes of such trade, profession or vocation or such branch or agency.

     However, under anti-avoidance legislation a shareholder who is an individual and who is only temporarily non-resident in the United Kingdom for United Kingdom tax purposes at the date of disposal of the ordinary shares may be liable to United Kingdom taxation on chargeable gains, subject to any available exemption or relief.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

     These comments are intended as a guide to the general position and do not relate to persons such as market makers, brokers, or dealers, to whom special rules apply.

     A conveyance or transfer on sale of ordinary shares other than to a depositary or clearance service or their nominees or agents will be liable to ad valorem stamp duty, generally at the rate of 0.5 per cent. of the consideration for the transfer (rounded up to the nearest (pound)5). An unconditional agreement for such transfer will be liable to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer, but such liability will be cancelled if the agreement is completed by a duly stamped transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, the SDRT paid will, provided that a claim for repayment is made, be repaid. Stamp duty and SDRT are normally paid by the purchaser.

     Under the CREST system for paperless transfers, no stamp duty or SDRT will arise on a transfer of ordinary shares into the system, unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise. Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5% and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

     A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to an issuer of depositary receipts, to its nominee or agent or to particular persons providing a clearance service, their nominees or their agents. The rate of stamp duty or SDRT will generally be 1.5% of either (a) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (b) in the case of a transfer of ordinary shares, the value of the consideration or in some circumstances, the value of the ordinary shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of (pound)5.

                                  LEGAL MATTERS

     Certain legal matters, including the validity of the ordinary shares, will be passed upon by Slaughter and May, London, England, English counsel for Shire.

                                     EXPERTS

     The financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which means that we file reports, proxy statements and other information, with the Securities and Exchange Commission. You can inspect and copy those reports, proxy statements and other information at the SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the SEC's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information regarding registrants such as us that file electronically with the SEC. The address of this website is http://www.sec.gov.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products, patents, and other risks and uncertainties, including those detailed from time to time in periodic reports, including the Annual Report filed on Form 10-K by Shire with the SEC.

                                 INDEMNIFICATION

     Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Shire is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Pursuant to Paragraph 141 of the Articles of Association of Shire, every person who was or is a director, alternate director or secretary of Shire shall be indemnified out of the assets of Shire for all costs, charges, losses and liabilities incurred in the proper execution of such person's duties or the proper exercise of such person's powers, authorities and discretions.

     Under Section 310 of the Companies Act, Shire may not indemnify an officer against any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to Shire, except that, under Section 310(3) of the Companies Act, Shire is not prevented, inter alia, (a) from purchasing and maintaining for any such officer insurance against any such liability, or (b) from indemnifying an officer against any liability incurred by him in defending any proceedings (whether civil or criminal), in which judgment is given in his favor or he is acquitted, or in connection with any application in which relief is granted to him by the court in case of honest and reasonable conduct.

     Shire maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission while acting in their capacities as directors or officers of Shire or its affiliated companies.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows this prospectus to incorporate by reference important business and financial information which is not presented in this document or delivered with this document. Documents relating to this information, excluding exhibits to those documents unless they are specifically incorporated by reference in this document, are available without charge upon request. Such requests should be sent to Company Secretary, Shire Pharmaceuticals Group plc, Hampshire International Business Park, Chineham, Basingstoke, Hampshire RG24 8EP, England. Telephone requests may be directed to (44) 1-256-894-000.

     The following documents filed with the SEC by Shire (File No. 0-29630) are incorporated in this document by reference:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     o Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001; and

     o    Current Reports on Form 8-K filed on May 4, May 11 and May 15, 2001.

     Any future filings by Shire under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering are also incorporated in this document by reference. Any of these filings will automatically update and replace the information that appears or is incorporated in this prospectus.

     No person is authorized to give any information or to make any representations not contained in this prospectus or in the documents incorporated in this document by reference in connection with the offering made by this document. If given or made, such information or representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction in which it is unlawful to make this offer or solicitation of an offer. Neither the delivery of this prospectus nor any distribution of the securities made under this prospectus will, under any circumstances, create an implication that there has been no change in our affairs since the date of this prospectus other than as set forth in the documents incorporated in this document by reference.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------















                                [GRAPHIC OMITTED]






                              --------------------

                               REOFFER PROSPECTUS
                              --------------------


                                 Ordinary Shares



                                  May 15, 2001


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     PART I.

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

     * Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Resolution 428 under the Securities Act of 1933, as amended (the "Securities Act") and the Note to Part I of Form S-8.

                                    PART II.

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3. Incorporation of Documents by Reference.

     The following documents have been filed by Shire Pharmaceuticals Group plc (the "Company") with the Securities and Exchange Commission (the "Commission") and are hereby incorporated by reference in this Registration Statement:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

          (c) The Company's Current Reports on Form 8-K filed with the Commission on May 4 and May 11, 2001.

          (d) The description of the Company's Ordinary Shares contained in the Company's Current Report on Form 8-K filed with the Commission on May 15, 2001.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

     This registration statement relates to Ordinary Shares and deferred compensation obligations of the Company. The Ordinary Shares being offered pursuant to the Stock Option Plan have been registered under section 12 of the Securities Exchange Act of 1934, as amended. The deferred compensation obligations of the Company are subject to the Deferred Share Unit Plans and to written agreements with individual plan participants setting forth the specific terms and conditions of any particular deferral. The deferred compensation obligations registered under this registration statement are unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms of the Deferred Share Unit Plans. Deferred Share Unit Plan participants may defer compensation into deferred share units in accordance with the Deferred Share Unit Plans. The Deferred Share Unit Plans are filed as Exhibits 4.2 and
4.3 to this registration statement. These exhibits set forth a description of the deferred compensation obligations and are incorporated herein by reference in their entirety in response to this Item 4, pursuant to Rule 411(b)(3) under the Securities Act.

     No participant under the Deferred Share Unit Plans shall have any preferred claim to, or any beneficial ownership interest in, any assets which are subject to the Deferred Share Unit Plans. All such assets are subject to the claims of the creditors of the Company until they are paid to the participant in accordance with the terms of the Deferred Share Unit Plans.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Pursuant to Paragraph 141 of the Articles of Association of the Company, every person who was or is a director, alternate director or secretary of the Company shall be indemnified out of the assets of the Company for all costs, charges, losses and liabilities incurred in the proper execution of such person's duties or the proper exercise of such person's powers, authorities and discretions.

     Under Section 310 of the Companies Act 1985 of Great Britain, the Company may not indemnify an officer against any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company, except that under Section 310(3) of the Companies Act 1985, the Company is not prevented, inter alia, (a) from purchasing and maintaining for any such officer such insurance against any such liability, or (b) from indemnifying an officer against any liability incurred by him in defending any proceedings (whether civil or criminal), in which judgment is given in his favor or he is acquitted, or in connection with any application in which relief is granted to him by the court in case of honest and reasonable conduct.

     The Company maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission while acting in their capacities as directors or officers of Shire or its affiliated companies.

Item 7. Exemption from Registration Claimed.

     Not applicable.

Item 8. Exhibits

     4.1 - BioChem Pharma Inc. Directors, Officers, Employees and Consultant's Stock Option Plan, as amended

     4.2  - BioChem Pharma Inc. Deferred Share Unit Plan for Key Executives

     4.3  - BioChem Pharma Inc. Deferred Share Unit Plan for Non-Employee
          Directors

     5.1 - Opinion of Slaughter and May as to the legality of the securities being registered

     23.1 - Consent of Arthur Andersen, Chartered Accountants

     23.2 - Consent of Ernst & Young L.L.P.

     23.3 - Consent of Slaughter and May (included in Exhibit 5.1)

     24.1 - Power of Attorney (is set forth on the signature page of this Registration Statement)

Item 9. Undertakings.

     The undersigned registrant hereby undertakes:

     (a) (1) To file, during any period in which offers or sales are being made, if applicable, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) That, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filings on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Basingstoke, England, on the 15th day of May, 2001.

                          SHIRE PHARMACEUTICALS GROUP PLC


                          By:      /s/ Rolf Stahel
                                   -----------------------------------
                                   By:  Rolf Stahel
                                        Chief Executive







                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rolf Stahel and Angus Russell, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     Name                                         Capacity                                  Date


/s/ Rolf Stahel                                 Chief Executive (Principal executive officer)       May 15, 2001
------------------------------------
Rolf Stahel


/s/ James Cavanaugh                             Non-executive Chairman                              May 15, 2001
------------------------------------
James Cavanaugh


/s/ Angus Russell                               Group Finance Director (Principal financial         May 15, 2001
------------------------------------
Angus Russell                                   officer and principal accounting officer



                                      II-5


/s/ Wilson Totten                               Group R&D Director                                  May 15, 2001
------------------------------------
Wilson Totten


/s/ Barry Price                                 Director, Non-executive                             May 15, 2001
------------------------------------
Barry Price


/s/ Bernard Canavan                             Director, Non-executive                             May 15, 2001
------------------------------------
Bernard Canavan


/s/ Ronald Nordmann                             Director, Non-executive                             May 15, 2001
------------------------------------
Ronald Nordmann


------------------------------------           Director, Non-executive
Francesco Bellini


------------------------------------           Director, Non-executive
James Grant


------------------------------------           Director, Non-executive
Gerard Veilleux


/s/ William Nuerge                              Authorized Representative in the United             May 15, 2001
------------------------------------
William Nuerge                                  States



                                  EXHIBIT INDEX

     Exhibit No. Exhibit

     4.1 - BioChem Pharma Inc. Directors, Officers, Employees and Consultants Stock Option Plan, as amended

     4.2  - BioChem Pharma Inc. Deferred Share Unit Plan for Key Executives


     4.3  - BioChem Pharma Inc. Deferred Share Unit Plan for Non-Employee
            Directors

     5.1 - Opinion of Slaughter and May as to the legality of the securities being registered

     23.1 - Consent of Arthur Andersen, Chartered Accountants

     23.2 - Consent of Ernst & Young L.L.P.

     23.3 - Consent of Slaughter and May (included in Exhibit 5.1)

     24.1 - Power of Attorney (is set forth on the signature page of this Registration Statement)

                                                                     EXHIBIT 5.1



                        [Letterhead of Slaughter and May]


The Directors
Shire Pharmaceuticals Group plc
Hampshire International Business Park
Chineham, Basingstoke
Hampshire RG24 8EP


                                  May 15, 2001


Dear Sirs,

Introduction

1. We have acted as English legal advisers to you (the "Company") in connection with the Registration Statement on Form S-8 of even date with this letter (the "Form S-8") and filed with the Securities and Exchange Commission (the "SEC") by the Company relating to the proposed issue of ordinary shares of nominal value of five pence each in the capital of the Company (the "Shares").

2. This letter may be relied upon only by you and may be used only in connection with the issue of the Shares. Neither its contents nor its existence may be disclosed to any other person unless we have given our prior written consent or as set out below.

Scope

3. This opinion is confined to matters of English law. Accordingly, we have not made any investigation of, and do not express any opinion on, the law of any jurisdiction other than England and Wales. In particular, we express no opinion on European Community law as it affects any jurisdiction other than England.

4. We have examined copies of the documents mentioned herein and such other documents as we have considered necessary. We have not undertaken any exercise which is not described in this letter.

Documents examined

5. For the purposes of this opinion we have examined and relied upon the following documents:

     (A)  a copy of the Form S-8;

     (B) a copy of the amended and restated merger agreement entered into by the Company, BioChem Pharma Inc. and Shire Acquisition Inc., previously 3829341 Canada Inc., as of 21st February, 2001 (the "Merger Agreement"), and the Plan of Arrangement relating thereto;

     (C) a copy of the circular published on 1st March, 2001 and issued to the Company's shareholders comprising a circular and listing particulars prepared in accordance with the listing rules made under section 142 of the Financial Services Act 1986 (the "Circular");

     (D) copies of the minutes of all relevant meetings of the Board of Directors of the Company (the "Board Minutes");

     (E) copies of the minutes of all relevant General Meetings of the Company (the "GM Minutes"); and

     (F) such other documents and records as we have considered necessary or appropriate for the purposes of this opinion.

Assumptions

6.   In giving this opinion, we have assumed:

     (A) that the statements contained in the Board Minutes, the GM Minutes, the Merger Agreement and the Circular are complete and accurate as at the date of this opinion and that the directors of the Company present at the meetings recorded in the Board Minutes were acting in the interests and for a proper purpose of the Company;

     (B) the authenticity, completeness and conformity to original documents of all copy documents examined by us;

     (C) that all signatures purporting to be on behalf of (or to witness the execution on behalf of) the Company or any director of the Company are genuinely those of the persons whose signatures they purport to be;

     (D) that, where a document has been examined by us in draft form, it has been or will be signed and/or given final approval in the form of that draft;

     (E) that words and phrases used in the Form S-8 have the same meaning and effect as they would if those documents were governed by English law and there is no provision of any law (other than English law) which would affect anything in this opinion letter; and

     (F) that no other event occurs after the date hereof which would affect the opinions herein stated.

Opinion

7. We are of the opinion that, relying on the assumptions listed in paragraph 6 and subject to the reservations mentioned below, the Company has the requisite corporate power to issue the Shares and all shareholder resolutions necessary to authorise such issue have been passed. The Shares to be issued by the Company will, when so issued, have been validly authorised, allotted and issued as fully paid and non-assessable. On this basis, the issue of Shares will be free of any pre-emptive rights and no personal liability by way of call will attach to the holders of the Shares as such holders under English law.

Reservations

8. Our opinion is qualified by the following reservations and by any matter of fact not disclosed to us:

     (A) English law, the Articles of Association of the Company and the Listing Rules of the United Kingdom Listing Authority contain restrictions on the transfer of shares and voting rights in certain limited circumstances including the following:

          (i) transfers of shares may be avoided under the provisions of insolvency law, or where any criminal or illegal activity is involved, or where the transferor or transferee does not have the requisite legal capacity or authority, or where the transferee is subject to restrictions or constraints;

          (ii) the registration of a transfer of shares by a particular shareholder may be restricted if that shareholder has failed to disclose his interest in shares in the Company after having been served with a notice by the Company requesting such disclosure pursuant to Section 212 of the Companies Act 1985;

          (iii) save in the case of depositary schemes or clearance services, no transfer will be registered unless the appropriate stamp duty has been paid at the rate of 0.5 per cent. (rounded up if necessary to the nearest multiple of five pounds sterling ((pound)5)) of the stated consideration or if the stock transfer form is otherwise not in order;

          (iv) any holder of shares who is a director of the Company is bound by the Model Code for Dealing in Securities promulgated by the United Kingdom Listing Authority which imposes restrictions on the ability of directors to transfer shares in the two months prior to the announcement of interim and final results and at other times when directors are in possession of unpublished price sensitive information;

          (v) under the Companies Act 1985, and subject to the Uncertificated Securities Regulations 1995, the Company can close its register of members from time to time for periods not exceeding 30 days in aggregate in any calendar year and during any such period no transfer of shares may be registered;

          (vi) no share may be transferred after the passing of a resolution for the winding-up of the Company;

          (vii) a company or the Court may impose restrictions on the transferability and other rights of shares held by persons who do not comply with that company's proper enquiries, under the Companies Act of 1985 or that company's articles of association (if they so provide), considering the ownership of shares; and

          (viii) there may be circumstances in which a holder of shares becomes obliged to transfer those shares under the provisions of the Companies Act of 1985, for example following the implementation of a takeover where minority shareholders are compulsorily bought out or following the implementation of a scheme of arrangement. Once a holder of shares becomes obliged to make such a transfer he may not transfer to any other person;

     (B) shareholders can make arrangements outside the Company's constitutional documents in respect of restrictions on transfer or pre-emptive rights relating to shares, about which we express no opinion; and

     (C) the obligations of the Company in respect of the Shares will be subject to any law from time to time in force relating to bankruptcy, insolvency, liquidation, reorganisation or administration or any other law or legal procedure affecting generally the enforcement of creditors' rights.

Consent

9. We hereby consent to the disclosure of this opinion letter as an exhibit to the Form S-8 and its consequent filing with the SEC.

                                                     Yours faithfully,


                                                     /s/Slaughter and May

                                                                    EXHIBIT 23.1




                         [Letterhead of Arthur Andersen]


                       CONSENT OF INDEPENDENT ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference in this registration statement on Form S-8 of our report dated 14 February 2001 included in Shire Pharmaceutical Group plc's Form 10-K for the year ended 31 December 2000 and to all references to our Firm included in this registration statement.

/s/  Arthur Andersen
----------------------------

Arthur Andersen
Chartered Accountants


Reading
U.K.


May 11, 2001

                                                                    EXHIBIT 23.2


                      [Letterhead of Ernst & Young L.L.P.]


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference of our report dated February 16, 1999, with respect to the consolidated financial statements of Roberts Pharmaceutical Corporation for the year ended December 31, 1998, included in the Shire Pharmaceutical Group plc Annual Report on Form 10-K for the year ended December 31, 2000, in the Registration Statement on Form S-8 and related Prospectus of Shire Pharmaceutical Group plc dated May 15, 2001.

                                    /s/  Ernst & Young LLP



Metropark, New Jersey
May 14, 2001